Exhibit 99.2

NEWS

Sequans Communications S.A. Announces Pricing of Underwritten Public Offering of American Depositary Shares

Paris, France – March 11, 2022 – Sequans Communications S.A. (NYSE: SQNS), (the “Company” or “Sequans”), a leading developer and provider of 5G and 4G chips and modules for IoT devices, today announced the pricing of an underwritten public offering of 6,666,667 American Depositary Shares (the “ADSs”), representing 26,666,668 ordinary shares, at a price of $3.00 per ADS, in an underwritten public offering under an effective shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Company has also granted to the underwriters a 30-day option to acquire an additional 1,000,000 ADSs to cover overallotments, if any, in connection with the offering. After deducting the underwriting discount and estimated offering expenses payable by the Company, the Company expects to receive net proceeds of approximately $18.2 million, assuming no exercise of the overallotment option. The Company intends to use the net proceeds from the offering for general corporate purposes. The offering is expected to close on March 15, 2022, subject to customary closing conditions.
B. Riley Securities, Inc. is acting as the sole book-running manager of the offering, and Roth Capital Partners is acting as the lead manager.

The ADSs described above are being offered by Sequans pursuant to a shelf registration statement on Form F-3 (File No. 333-250122), including a base prospectus, previously filed with, and subsequently declared effective, by the SEC on November 24, 2020. The ADSs may be offered only by means of a prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering was filed with the SEC on March 10, 2022and a final prospectus supplement and accompanying base prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and accompanying base prospectus relating to this offering may also be obtained, when available, by contacting B. Riley Securities, Inc., Attention: Prospectus Department, 1300 17th St. North, Ste. 1300, Arlington, VA 22209, or by email at prospectuses@brileyfin.com, or by telephone at (703) 312-9580. Before you invest, you should read the final prospectus supplement and the accompanying base prospectus and other documents Sequans has filed or will file with the SEC for more complete information about Sequans and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.

Forward-Looking Statements
This press release contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” and similar expressions are intended to identify forward-looking statements. The forward-looking statements in this press release include statements about the Company’s expectations regarding the completion of its public offering and the anticipated use of proceeds from the offering. These statements involve risks, estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in these statements, including, among others, risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the proposed offering, as well as risks and uncertainties associated with the Company’s business and finances in general. In addition, please refer to the risk factors contained in the Company’s Form 20-F for the fiscal year ended December 31, 2020 and other SEC filings available at www.sec.gov. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

Disclaimer
This press release is for information purposes only and does not, and shall not, in any circumstances, constitute a public offering by Sequans, nor a solicitation of an offer to subscribe for securities in any jurisdiction outside the United States, including France. No prospectus (including any amendment, supplement or replacement thereto) or any other offering material that has been prepared in connection with the offering of the ADSs has been submitted for clearance to, or approval by, the Autorité des marchés financiers or the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no ADSs have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus and any other offering material relating to the ADSs have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) and/or a restricted circle of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in Article 2 of Regulation (EU) No. 2017/1129 of June 14, 2017, and in Articles L. 411-2, D. 411-4, D.744-1, D.754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired ADSs may be made only as provided for in Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. This communication does not constitute an offer or invitation to subscribe for or to purchase any of the ADSs and neither this communication nor anything herein shall form the basis of any contract or commitment whatsoever. Any contact with potential qualified investors in France does not and will not constitute financial and banking solicitation (démarchage bancaire et financier) as set forth in Articles L. 341-1 and seq. of the French Code monétaire et financier.